Breezer Ventures Inc

Suite 117 – 2416 Main Street
Vancouver, BC
V5T 3E2

November 25, 2005

United States Securities and Exchange Commission
Washington, D.C.
20549-0306

Re: Breezer Ventures, Inc.
        Registration Statement on Form SB-2
        Filed October 25, 2005
        File No. 333-129229

Dear Ms. Jenkins:

We have reviewed your response letter to our registration statement. We disagree with your assessment that our acquisition of Big-On-Burgers Restaurants' assets should be considered a business combination. We hope that the following arguments we provide will convince you to change your opinion on the matter and view our acquisition as an asset purchase.

We have reviewed Rule 11-01(d) of Regulation S-X upon your suggestion. The first point we disagree upon is that we do not believe that the revenue-producing activity of the component will remain generally the same as before the transaction. Our plan is to create an entirely new restaurant/lounge that will serve a different and more upscale clientele. The previous fast food restaurant concept of Big-On-Burgers Restaurant will be discarded. Our intention is to create a trendy restaurant/lounge that will offer sophisticated and contemporary menu items targeted to the young, working adults living in the city of Abbotsford. Our goal for the restaurant/lounge is to have it become the premier, upscale eating establishment in the city. We foresee that the majority of our sales will be coming from alcohol sales rather than sales of food items, such as burgers and fries. The food on our menu items will serve only to compliment our alcohol products. The equipment and assets we purchased from Big-On-Burgers will not serve as the core component of our new restaurant lounge.

The second point we disagree upon is that the majority of attributes listed in Rule 11-01(d)(2) will not remain with the component after the transaction. We will not have the same employee base (Item ii) as the existing staff will not have the experience and training required to run our proposed restaurant/lounge. We will no longer attract the same customer base (Item V), as we will be targeting young, upscale and affluent professionals instead of children and blue collar males. We will no longer use the same production techniques (Item vii), as our new restaurant/lounge will offer a completely new set of menu items. We also will not be using the same trade name (Item viii), as we did not acquire the use of the Big-On-Burgers trademark in our asset purchase agreement and we would want to establish a new brand name so we can market ourselves to a more affluent demographic. The only attribute we have in common with the old Big-On-Burgers Restaurant is our location. However, the interior and exterior of the establishment will be completed renovated and altered to match the décor one expects of an upscale restaurant/lounge.

We believe that the Mcdonalds' styled fast food restaurant that typified Big-On-Burgers Restaurant is a completely different business compared to our proposed upscale restaurant/lounge. These two types of restaurants attract a different clientele, employ different types of staff, serve a different quality of product, and, most importantly, require a different business strategy to succeed. We feel that categorizing our asset purchase as a business combination would be misinforming the facts of our operations to investors and render the disclosure in the SB-2 misleading.

We hope that our letter has persuaded you to alter your opinion of our asset purchase agreement and registration statement. If you have more questions or would like to discuss further the points made in this letter, please do not hesitate to contact me at 604-787-0715. Thank you for your time.

Sincerely,



Angeni Singh
President